Allwyn Entertainment AG

Weinmarkt 9 6004

Lucerne, Switzerland

August 19, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Scott Anderegg and Mara Ransom

Re:	Allwyn Entertainment AG Registration Statement on Form F-4
File No. 333-266244

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Allwyn Entertainment AG (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on August 19, 2022, or as soon thereafter as practicable, or at such other time as the Company, or their outside counsel, Kirkland & Ellis LLP, requests by telephone that such Registration Statement be declared effective.

Please contact Peter Seligson of Kirkland & Ellis LLP, special counsel to the Company at (212) 446-4756, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

ALLWYN ENTERTAINMENT AG

/s/ Robert Chvátal
Name: Robert Chvátal
Title: Chief Executive Officer